Filed by NTL Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Virgin Mobile Shares please forward this document at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of Virgin Mobile Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the Scheme Document and the blue and white Forms of Proxy and the green Form of Election sent to Shareholders on 28 April 2006. Capitalised terms used, but not otherwise defined in this document, shall have the meanings given to them in the Scheme Document.

The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Independent Directors*:	Registered office:
Charles Mark Gurassa (Chairman)	Willow Grove House
Thomas Simon Alexander (Chief Executive Officer)	Windsor Road
Alan Mackenzie Gow (Chief Finance Officer)	White Horse Business Park
Jonathan Douglas Hankin Steel (Commercial Director)	Trowbridge
Caroline Anne Marland (Non-Executive Director)	Wiltshire BA14 0TQ
Alexander Rupert Gavin (Non-Executive Director)
David Ossian Maloney (Non-Executive Director)
Richard Norman Legh Huntingford (Non-Executive Director)	(Registered in England and
Wales with number 3741555)

* Excludes Gordon McCallum (the director on the Board of Virgin Mobile representing the Virgin Group)

15 May 2006

To Virgin Mobile Shareholders and, for information only, participants in the Virgin Mobile Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER WITH SHARE ALTERNATIVES FOR VIRGIN MOBILE BY NTL AND NTLIH

1.	Introduction

On 28 April 2006 I wrote to you regarding a recommended cash offer by NTLIH, a wholly-owned subsidiary of NTL, with a share alternative offer by NTL, and a share and cash alternative offer to be made by NTL and NTLIH to acquire the entire issued and to be issued share capital of Virgin Mobile. My letter was set out in Part 1 (Letter from the Chairman of Virgin Mobile on behalf of the Independent Directors) of the Scheme Document and the Scheme Document also contained, in Parts 12 and 13, notices convening two separate meetings in relation to the Offers. The purpose of this document is to inform you of changes in the employment positions of certain Independent Directors and in particular to update you on the employment position of Thomas Alexander so that you may take this into account in deciding how to vote at the meetings which have been convened for 24 May 2006.

2.	Arrangements with Directors

It is intended that Mr Thomas Alexander will terminate his employment with the Company with effect from, and conditional upon, the Scheme becoming effective. However, Mr Alexander has agreed to act as a consultant to the Company from that time until 31 December 2006 so as to help NTL and Virgin Mobile to start working together. Further details of these arrangements are set out in paragraph 1 of the Additional Information section of this document.

Mr. Alan Gow will become Managing Director of the Company. While the arrangements with Mr. Gow remain subject to contract, he and NTL have reached an understanding that, with effect from, and conditional on, the Scheme becoming effective, his salary would be increased from the present level of £285,000 to £300,000, his bonus would be increased from the present 50% to 75% of on target earnings, and he would be awarded 125,000 options for shares of NTL common stock, vesting equally in annual tranches on a schedule (not to exceed five years) to be determined by NTL’s Compensation Committee.

It is intended that Mr. Jonathan Steel will continue to serve as Commercial Director of the Company and will also become Deputy Managing Director. While the arrangements with Mr. Steel remain subject to contract, he and NTL have reached an understanding that, with effect from, and conditional on, the Scheme becoming effective, his present salary and bonus would not be changed, and he would be awarded 62,500 options for shares of NTL common stock, vesting equally in five annual tranches.

3.	Meetings, action to be taken and further information

Your attention is drawn to the Scheme Document and, in particular, the following sections: (i) the expected timetable of principal events (on page 4); (ii) details concerning the Court Meeting and the Extraordinary General Meeting, each to be held on 24 May 2006 (in paragraph 10 of Part 1 (Letter from the Chairman of Virgin Mobile on behalf of the Independent Directors) of the Scheme Document) including action to be taken in relation to your blue and white Forms of Proxy and your green Form of Election; (iii) the text of the Scheme in Part 5; and (iv) the notices convening the Court Meeting and the Extraordinary General Meeting in Parts 12 and 13 respectively. The Scheme Document (excluding Parts 5, 12 and 13) comprises an explanatory statement pursuant to section 426 of the Companies Act to which this document is an addendum.

The blue and white Forms of Proxy and the green Form of Election were sent to Virgin Mobile Shareholders on 28 April 2006. Such forms can still be used in relation to the Court Meeting and the Extraordinary General Meeting and for holders of certificated shares to elect for one of the Share Alternatives. If required, further copies of these forms may be obtained from the Company’s Registrars, Lloyds TSB, by calling the shareholders helpline number specified below.

If you have not yet returned your Forms of Proxy it is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the Scheme Shareholders. Therefore whether or not you intend to attend the Meetings, you are strongly urged to sign and return your Forms of Proxy for both the Court Meeting and the EGM as soon as possible but in any event to be received by no later than:

Blue Forms of Proxy for the Court Meeting	10.00 a.m. on 22 May 2006

White Forms of Proxy for the EGM	10.15 a.m. on 22 May 2006

You may submit your proxies electronically at www.sharevote.co.uk using the reference number, Card ID and account number on the Forms of Proxy. Alternatively, if you are a member of CREST, you may be able to use the CREST electronic proxy appointment services. Further details are set out in Notice of Court Meeting and Notice of EGM in Parts 12 and 13 respectively of the Scheme Document. The completion and return of a Form of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.

If you have already returned your forms of proxy or form of election or electronically submitted your proxies:

(a)	To change your vote

If you have already posted your blue and white Forms of Proxy and now wish to change your vote additional blue and white Forms of Proxy may be obtained from Lloyds TSB Registrars by calling the shareholder helpline number below.

If you have submitted your proxies electronically at www.sharevote.co.uk you may change your vote by re-submitting your proxies using the reference number, card ID and account number on the Forms of Proxy. Alternatively, your reference number, card ID and account number may be obtained from Lloyds TSB Registrars. If you are a member of CREST and have used the CREST electronic proxy appointment service, you may re-submit your proxy. Proxies sent electronically must be sent as soon as possible and in any event so as to be received before 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in the case of EGM (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

(b)	To change your election

If you have already posted your green Form of Election and now wish to change your election, an additional green Form of Election may be obtained from Lloyds TSB Registrars by calling the shareholder helpline number below.

If you have any questions relating to this document, the completion and return of the blue and white Forms of Proxy or the green Form of Election, or changing your vote or your election, please contact the Company’s Registrars, Lloyds TSB Registrars, on 0870 609 2158 or, if telephoning from outside of the United Kingdom, on +44 1903 276 342, Monday to Friday from 8.30 a.m. to 5.30 p.m. Please note that for legal reasons the helpline cannot provide advice on the merits of the Scheme or financial advice.

4.	Irrevocable Undertakings from the Virgin Group

As set out in paragraph 4 of Part 2 (Explanatory Statement) of the Scheme Document, the Virgin Group, which taken together, holds Virgin Mobile Shares representing approximately 71.2 per cent. of Virgin Mobile’s existing issued share capital, has irrevocably undertaken to NTL and NTLIH to vote its holding in favour of the Scheme (or to accept a Takeover Offer in the event of the Offers being restructured as a Takeover Offer). Nothing contained in this document has the effect of changing this undertaking in any way.

5.	Recommendations

The Independent Board, which has been so advised by Morgan Stanley still considers the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

As previously stated in the Scheme Document the Independent Board considers the terms of the Brand Licence represent an arm’s length commercially negotiated agreement and, therefore, are fair and reasonable.

The Independent Board continues to unanimously recommend that Virgin Mobile Shareholders vote in favour of the Scheme at the Court Meeting and the EGM, and that the Independent Shareholders approve the Brand Licence by voting in favour of the resolution to be proposed at the EGM, as they have irrevocably undertaken to do themselves with respect to their own beneficial holdings of 1,338,534 Virgin Mobile Shares, representing in aggregate approximately 0.52 per cent. of the existing issued share capital of Virgin Mobile.

The Independent Board, which has been so advised by Morgan Stanley, continues to make no recommendation with respect to the Share Offer or the Share and Cash Offer. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

Virgin Mobile Shareholders considering making an election for the Share Offer or for the Share and Cash Offer are referred in particular to the investment considerations set out in Part 4 (NTL Investment Considerations) and the financial effects of the Offer set out in paragraph 4 of Part 1 (Letter from the Chairman of Virgin Mobile on behalf of the Independent Directors) and paragraph 5 of Part 2 (Explanatory Statement) of the Scheme Document. The decision as to whether Virgin Mobile Shareholders make an election for the Share Offer or for the Share and Cash Offer will depend on their individual circumstances. If Virgin Mobile Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent financial adviser.

6.	Further Information

Your attention is drawn to the further information contained in the Additional Information section of this document and the financial information on NTL set out on pages 12 to 24 of this document.

Yours sincerely,

Charles Mark Gurassa

Chairman

Virgin Mobile

ADDITIONAL INFORMATION

1.	Service Agreements and other arrangements with Directors

Save as disclosed below, there has been no material change to the service contracts or letters of appointment, as applicable, between any Director and Virgin Mobile or any of its subsidiaries.

Agreement has been reached under which Mr Thomas Alexander’s employment with the Company will terminate with effect from, and conditional upon, the Scheme becoming effective. Mr Alexander has agreed to act as a consultant to Virgin Mobile from that time until 31 December 2006. As is customary when a senior executive resigns, Mr Alexander and Virgin Mobile have entered into a compromise agreement dated 15 May 2006 (the Compromise Agreement) under which the terms of his departure have been agreed on mutually satisfactory and binding terms including customary provisions as to settlement of any possible claims. He has also agreed to certain restrictive covenants for a period of six months after he leaves the Company. The Company has agreed to pay Mr Alexander:

(a)	statutory and enhanced redundancy payments of £58,568;

(b)	a payment in settlement for his contractual entitlements of £453,900;

(c)	a payment in partial lieu of annual bonus of £210,000;

(d)	a contribution of £63,000 (or such increased amount as Mr. Alexander may designate) into the Virgin Mobile Pension Scheme. Any such increased amount will reduce the payment made under 1(b) above accordingly;

(e)	a cash payment of £392,199.60 equal to the value of his lapsed Virgin Mobile Performance Share Plan award;

(f)	£1,000 in consideration of his agreement to the terms of the restrictive covenants contained in his compromise agreement (his service agreement contains no comparable covenants); and

(g)	£306,912 plus VAT for his services as a consultant.

The Company has approved such payments and NTL and NTLIH have undertaken to do so within seven days of the Effective Date.

2.	Responsibility

(a)	The Directors, whose names are set out in paragraph 2(a) of Part 10 (Additional Information) of the Scheme Document each accept responsibility for the information contained in this document except for information set out in paragraphs 3(a)(i) (save where this information relates to Virgin Mobile or its associates), (ii), (iii), (v), (vi), (vii) and (viii), 3(b)(iii), (iv), (v) and (vi), 3(c)(i) and (v) (save where this information relates to Virgin Mobile or its associates), 3(d)(i) and (v) of this Additional Information section and the section headed ‘Financial Information on NTL’ (such information being NTL Supplemental Information). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The NTL Responsible Persons, whose names are set out in paragraph 2(b) of Part 10 (Additional Information) of the Scheme Document each accept responsibility for NTL Supplemental Information. To the best of the knowledge and belief of the NTL Responsible Persons (who have taken all reasonable care to ensure that such is the case), the NTL Supplemental Information is in accordance with the facts and does not omit anything likely to affect the import of such information.

3.	Shareholdings and dealings

For the purpose of this paragraph 3, “disclosure period” means the period commencing on 25 April 2006 and ending on 12 May 2006 (being the last practicable day before posting of this document).

(a)	Shareholdings and dealings in NTL

(i)	As at the last day of the disclosure period, neither Virgin Mobile nor NTLIH held any NTL Shares.

(ii)	During the disclosure period, there were no dealings for value by NTLIH in NTL Shares.

(iii)	As at the last day of the disclosure period, the following persons acting in concert with NTL and/or NTLIH owned or controlled the following NTL Shares:

Name(1)	Number of NTL Shares
Goldman Sachs & Co.(2)	7,406
Goldman Sachs Financial Markets. L.P.	534,564

(1)	The above table does not include positions held by (i) Goldman Sachs International, which is an Exempt Principal Trader (ii) Goldman Sachs & Co., SLK Hull Derivatives, Goldman Sachs Execution and Clearing, L.P. and SLK Index Specialists which were all granted special exempt status by the Panel as of 5 December 2005 and (iii) Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International which are Exempt Fund Managers.
(2)	Discretionary managed.

(iv)	During the disclosure period, there were no dealings for value by Virgin Mobile in NTL Shares.

(v)	The interests of the NTL Directors and the directors of any company in the NTL Group (including the NTLIH Directors) and members of their immediate families and related trusts in NTL Shares, all of which unless otherwise stated are beneficial, as at the last day of the disclosure period were as follows:

Name	Number of NTL Shares
Jeffrey D. Benjamin	97,930
Stephen A. Burch	750,000
Simon P. Duffy	87,915
William R. Huff(1)	22,814,299
James F. Mooney	110,284
Anthony (Cob) Stenham	111,440
Robert C. Gale	32,275
Robert M. Mackenzie	6,355

(1)	Held by WR Huff Asset Management Co. LLC and certain other affiliated limited partnerships and limited liability companies for their clients and/or on behalf of certain separately managed accounts. This disclosure updates and amends the shareholding information contained in the Scheme Document (which incorrectly stated the shareholding to be 24,938,868 rather than 24,338,376).

(vi)	As at the last day of the disclosure period, the following options and awards over NTL Shares had been granted to the NTL Directors and directors of companies in the NTL Group (including the NTLIH Directors) under the terms of NTL’s share option schemes and remained outstanding:

Name	Scheme		Number of NTL Shares under option/award(3)	Date of grant	Exercise price per NTL Share(3) ($)	Exercise period
Edwin M. Banks	NTL	(1)	62,500	07/05/03	6.00	07/05/04 to 06/05/13
			62,500	07/05/03	6.00	07/05/05 to 06/05/13
			62,500	07/05/03	6.00	07/05/06 to 06/05/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Jeffrey D. Benjamin	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
William J. Connors	TWG	(2)	205,513	19/07/04	15.32	09/05/05 to 18/07/14
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Simon P. Duffy	NTL	(1)	216,668	11/04/03	6.00	11/04/04 to 10/04/13
			216,667	11/04/03	6.00	11/04/05 to 10/04/13
			216,665	11/04/03	6.00	11/04/06 to 10/04/13
	NTL	(1)	100,000	16/01/04	28.42	15/08/04 to 15/01/14
			100,000	16/01/04	28.42	15/08/05 to 15/01/14
			100,000	16/01/04	28.42	15/08/06 to 15/01/14
			100,000	16/01/04	28.42	15/08/07 to 15/01/14
			100,000	16/01/04	28.42	15/08/08 to 15/01/14
	NTL	(1)	83,335	06/05/04	0.01	15/08/06 to 05/05/14
	NTL	(1)	83,332	11/03/05	0.01	11/03/05 to 10/03/15
David K. Elstein	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Charles K. Gallagher	NTL	(1)	62,500	05/08/03	16.00	05/08/04 to 04/08/13
			62,500	05/08/03	16.00	05/08/05 to 04/08/13
			62,500	05/08/03	16.00	05/08/06 to 04/08/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
William R. Huff	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13

Name	Scheme		Number of NTL Shares under option/award(3)	Date of grant	Exercise price per NTL Share(3) ($)	Exercise period
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
William R. Huff	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
James F. Mooney	NTL	(1)	8,398	28/03/03	6.00	31/03/06 to 27/03/13
			37,500	28/03/03	6.00	30/06/06 to 27/03/13
			37,500	28/03/03	6.00	30/09/06 to 27/03/13
			37,500	28/03/03	6.00	31/12/06 to 27/03/13
			37,500	28/03/03	6.00	31/03/07 to 27/03/13
			37,500	28/03/03	6.00	30/06/07 to 27/03/13
			37,500	28/03/03	6.00	30/09/07 to 27/03/13
			37,500	28/03/03	6.00	31/12/07 to 27/03/13
Anthony (Cob) Stenham	TWG	(2)	657,640	19/07/04	15.32	06/03/06 to 18/07/14
			219,214	19/07/04	15.32	19/07/06 to 18/07/14
			219,214	19/07/04	15.32	19/07/07 to 18/07/14
	TWG	(2)	65,764	19/07/04	0.02	19/07/06
			65,764	19/07/04	0.02	19/07/07
			23,017	19/07/04	0.02	19/07/08
George R. Zoffinger	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Robert C. Gale	NTL	(1)	3,000	11/04/03	3.60	11/04/05 to 10/04/13
			3,000	11/04/03	3.60	11/04/06 to 10/04/13
			3,000	11/04/03	3.60	11/04/07 to 10/04/13
			3,000	11/04/03	3.60	11/04/08 to 10/04/13
	NTL	(1)	3,000	11/04/03	6.00	11/04/05 to 10/04/13
			3,000	11/04/03	6.00	11/04/06 to 10/04/13
			3,000	11/04/03	6.00	11/04/07 to 10/04/13
			3,000	11/04/03	6.00	11/04/08 to 10/04/13
	NTL	(1)	3,250	15/03/04	23.33	15/03/04 to 14/03/14
			3,250	15/03/04	23.33	15/03/05 to 14/03/14
			3,250	15/03/04	23.33	15/03/06 to 14/03/14
			3,250	15/03/04	23.33	15/03/07 to 14/03/14
			3,250	15/03/04	23.33	15/03/08 to 14/03/14
	NTL	(1)	3,322	28/04/05	25.24	01/01/06 to 27/04/15
			3,322	28/04/05	25.24	01/01/07 to 27/04/15
			3,322	28/04/05	25.24	01/01/08 to 27/04/15
			3,322	28/04/05	25.24	01/01/09 to 27/04/15
			3,324	28/04/05	25.24	01/01/10 to 27/04/15
Robert M. Mackenzie	NTL	(1)	3,000	11/04/03	3.60	11/04/07 to 10/04/13
			3,000	11/04/03	3.60	11/04/08 to 10/04/13
	NTL	(1)	3,000	11/04/03	6.00	11/04/07 to 10/04/03
			3,000	11/04/03	6.00	11/04/08 to 10/04/03
	NTL	(1)	3,655	28/04/05	25.24	01/01/07 to 27/04/15
			3,655	28/04/05	25.24	01/01/08 to 27/04/15
			3,655	28/04/05	25.24	01/01/09 to 27/04/15
			3,655	28/04/05	25.24	01/01/10 to 27/04/15

(1)	The Amended and Restated NTL 2004 Stock Incentive Plan
(2)	The NTL Incorporated 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan)
(3)	For comparison purposes, the number of NTL Shares and the NTL Share Prices prior to the 2.5-for-1 stock split (effective on 3 March 2006) have been calculated (i) for the NTL stock option scheme, by multiplying the number of old NTL shares by 2.5 and dividing the old NTL share price by 2.5 and (ii) for the former Telewest stock option scheme, by dividing the number of old Telewest shares by 0.894749626 and multiplying the old Telewest share price by 0.894749626.

(vii)	During the disclosure period, there were no dealings for value in NTL Shares by any person deemed to be acting in concert with NTL and/or NTLIH, save as set out below:

Date	Party(1)	Transaction	Number of NTL Shares	NTL Share Price ($)
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	6,105	27.69
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	600	27.71
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	56	27.73
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	100	27.75
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	400	27.80
12/05/06	Goldman Sachs Financial Markets, L.P.	Sell	300	27.85

(1)	The above does not include transactions entered into by Goldman Sachs International, which is an Exempt Principal Trader or Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International which are Exempt Fund Managers.

(viii)	The following dealings for value in NTL Shares by NTL Directors and directors of companies in the NTL Group (including NTLIH Directors), their immediate families and related trusts have taken place during the disclosure period:

Date	Party	Transaction	Number of NTL Shares	NTL Share Price ($)
26/04/06	William R. Huff[1]	Sale of shares	55,000	26.9547
27/04/06	William R. Huff	Sale of shares	65,000	27.3800
28/04/06	William R. Huff	Sale of shares	20,000	27.4047
01/05/06	William R. Huff	Sale of shares	45,000	27.7312
02/05/06	William R. Huff	Sale of shares	25,000	27.6298
03/05/06	William R. Huff	Sale of shares	50,000	27.5930
04/05/06	William R. Huff	Sale of shares	40,000	27.0156
05/05/06	William R. Huff	Sale of shares	80,000	27.2687
08/05/06	William R. Huff	Sale of shares	45,000	27.7891
09/05/06	William R. Huff	Sale of shares	45,000	28.3613
10/05/06	William R. Huff	Sale of shares	75,000	28.7328
11/05/06	William R. Huff	Sale of shares	16,000	28.6250
12/05/06	William R. Huff	Sale of shares	3,000	28.2970
11/05/06	Robert M. Mackenzie	Exercise of stock options	6,000	3.60
11/05/06	Robert M. Mackenzie	Exercise of stock options	6,000	6.00
11/05/06	Robert M. Mackenzie	Exercise of stock options	3,655	25.54
11/05/06	Robert M. Mackenzie[2]	Sale of shares	17,000	29.30

(1)	All dealings disclosed on behalf of William R. Huff have been dealt for value by WR Huff Asset Management Co. LLC and certain other affiliated limited partnerships and limited liability companies for their clients and/or on behalf of certain separately managed accounts. Additionally William R. Huff ceased to exercise discretion with respect to 960,077 shares during the disclosure period.
(2)	Robert M. Mackenzie sold 1,175 Shares on 23 March 2005 at US$26.00. This disclosure was not included in the Scheme Document.

(ix)	As at the last day of the disclosure period, none of the Directors, their immediate families nor connected persons (within the meaning of section 346 of the Companies Act) had any interests in NTL Shares.

(x)	During the disclosure period there were no dealings for value in NTL Shares in which the Directors, their immediate families or connected persons were interested.

(xi)	As at the last date of the disclosure period, Morgan Stanley & Co. Incorporated (a person falling within the categories specified in paragraph (b) of the definition of “associate” in paragraph 4(a)(ii) of Part 10 (Additional Information) of the Scheme Document in relation to Morgan Stanley) held a long position of 191,196 NTL Shares and a short position of 745 warrants over NTL Shares.

(xii)	During the disclosure period there were no dealings for value by Morgan Stanley group companies in NTL Shares.

(b)	Shareholdings and dealings in NTLIH
(i)	As at the last day of the disclosure period, Virgin Mobile did not own or control any shares in NTLIH.

(ii)	During the disclosure period, there were no dealings for value by Virgin Mobile in shares in NTLIH.

(iii)	As at the last day of the disclosure period, NTL indirectly owned (via wholly-owned entities within the NTL Group) 121,006 ordinary shares of £0.001 in NTLIH, representing 100 per cent. of the share capital of NTLIH.

(iv)	During the disclosure period there were no dealings for value by NTL in shares in NTLIH.

(v)	As at the last day of the disclosure period, no NTL Director or director of any company in the NTL Group (including NTLIH Directors), their immediate families or related trusts, or any person acting in concert with NTL and/or NTLIH or any persons who, prior to the posting of this document, have committed themselves to vote in favour of the Scheme was interested in the issued share capital of NTLIH nor has any such person dealt for value therein during the disclosure period.

(vi)	The emoluments of the NTL Directors will not be affected by the Scheme becoming effective.

(c)	Shareholdings and dealings in Virgin Mobile
(i)	As at the last day of the disclosure period, NTL and NTLIH did not own or control any Virgin Mobile Shares.

(ii)	As at the last day of the disclosure period, the following persons acting in concert with NTL and/or NTLIH or who have irrevocably committed themselves to vote in favour of the Scheme owned or controlled the following Virgin Mobile Shares (including Free Shares):

Name	Number of Virgin Mobile Shares
Charles Mark Gurassa	250,000
Thomas Simon Alexander	636,220
Alan Mackenzie Gow	116,337
Jonathan Douglas Hankin Steel	318,477
Alexander Rupert Gavin	10,000
David Ossian Maloney	5,000
Caroline Anne Marland	2,500
Abacus (CI) Limited(1)	770,971

Morstan Nominees Limited	184,238,328

(1) These Virgin Mobile Shares are held on trust for the Homewood Trust for the benefit of Gordon McCallum’s immediate family.

(iii)	The interests of the Directors and members of their immediate families and related trusts in Virgin Mobile Shares, all of which unless otherwise stated are beneficial, as shown in the register required to be kept under the provisions of sections 325 of the Companies Act or which have been notified to Venus Mobile pursuant to sections 324 and 328 of the Companies Act, as at the last date of the disclosure period were as follows:

Name	Number of Virgin Mobile Shares
Charles Mark Gurassa	250,000
Thomas Simon Alexander	636,220
Alan Mackenzie Gow	116,337
Jonathan Douglas Hankin Steel	318,477
Alexander Rupert Gavin	10,000
David Ossian Maloney	5,000
Caroline Anne Marland	2,500
Abacus (CI) Limited(1)	770,971

(1) These Virgin Mobile Shares are held on trust for the Homewood Trust for the benefit of Gordon McCallum’s immediate family.

(iv)	As at the last day of the disclosure period, the following options and awards over Virgin Mobile Shares had been granted to the Directors and remained outstanding:

Name	Scheme	Number of Virgin Mobile Shares under option/award	Date of Grant	Exercise price per Virgin Mobile Share (pence)	Exercise Period
Charles Mark Gurassa	—	250,000	28/06/04	nil	on Effective Date
Thomas Simon Alexander	Pre IPO Plan PSP	792,588 294,503	08/07/04 27/07/04	145.868 nil	21/07/05 to 07/07/14 27/07/07 to 27/01/08
Alan Mackenzie Gow	PSP	157,068	27/07/04	nil	27/07/07 to 27/01/08

Jonathan Douglas Hankin Steel	PSP	153,796	27/07/04	nil	27/07/07 to 27/01/08
Total		1,647,955

(v)	During the disclosure period, there were no dealings for value in Virgin Mobile Shares by NTL or NTLIH.

(vi)	During the disclosure period, there were no dealings for value in Virgin Mobile Shares by Virgin Mobile.

(vii)	During the disclosure period, there were no dealings for value by those persons who have irrevocably committed themselves to vote in favour of the Scheme (other than the Directors).

(viii)	No dealings for value in Virgin Mobile Shares by Directors, their immediate families and related trusts have taken place during the disclosure period.

(ix)	As at the last day of the disclosure period, Morgan Stanley Securities Ltd (a person falling within the categories specified in paragraph (b) of the definition of “associate” in paragraph 4(a)(ii) of Part 10 (Additional Information) of the Scheme Document in relation to Morgan Stanley) held a long position of 231,786 Virgin Mobile Shares.

(x)	During the disclosure period there were no dealings for value by Morgan Stanley group companies in Virgin Mobile Shares.

(d)	General

Save as disclosed in this paragraph 3:

(i)	Neither NTL, nor NTLIH, nor any member of the NTL Group, nor any NTL Director or directors of any company in the NTL Group (including NTLIH Directors), their immediate families or related trusts, or any other person acting in concert with NTL or NTLIH or any persons who, prior to the posting of this document, have irrevocably committed themselves to vote in favour of the Scheme was interested in any Virgin Mobile Shares as at the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period;

(ii)	None of the Directors, their immediate families or related trusts, was interested in any Virgin Mobile Shares as at the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period;

(iii)	Virgin Mobile was not interested in the issued share capital of NTL or NTLIH as at the last day of the disclosure period nor has Virgin Mobile dealt for value therein during the disclosure period;

(iv)	None of the subsidiaries of Virgin Mobile, and no bank, financial or other professional adviser to Virgin Mobile (including stockbrokers, but excluding exempt market makers) including any person controlling, controlled by or under the same control as any such bank, financial or other professional adviser, or any pension fund of Virgin Mobile or any of its subsidiaries or any discretionary fund manager (other than an exempt fund manager) which is controlled by or under the same control as any such bank, financial or other professional adviser, owned or controlled any Virgin Mobile Shares as at the last day of the disclosure period nor has any such person dealt for value therein during the Offer Period

(v)	None of NTL, NTLIH, nor any person acting in concert with NTL or NTLIH, nor any other person, nor Virgin Mobile (nor any of its associates) has any arrangements in relation to relevant securities.

4.	No other changes in information in the Scheme Document

(a)	Save as disclosed below, no changes or additions have been made to:

(i)	the material contracts disclosed in paragraph 7 of Part 10 (Additional Information) of the Scheme Document; or

(ii)	the irrevocable undertakings to vote in favour of the Scheme disclosed in paragraph 4 of Part 2 (Explanatory Statement) of the Scheme Document.

Under the Implementation Agreement (as described in paragraph 7(a) of Part 10 (Additional Information) of the Scheme Document) neither Virgin Mobile nor any member of the Virgin Mobile Group is permitted to enter into, terminate or amend any service agreement of any director of Virgin Mobile. On 15 May 2006 NTL and NTLIH agreed to waive any and all rights that may arise under the Implementation Agreement from the termination of Mr Alexander’s employment in accordance with the terms of the Compromise Agreement.

(b)	There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Virgin Mobile Shares to be acquired by NTL and/or NTLIH pursuant to the Scheme will be transferred to any other person, save that each such entity reserves the right to transfer any such Virgin Mobile Shares to any other member of the NTL Group.

(c)	Save as disclosed in the Scheme Document and this document, no agreement, arrangement or understanding (including compensation arrangement) exists between NTL or any person acting in concert with it for the purposes of the Offers and any of the directors, recent directors, shareholders or recent shareholders of Virgin Mobile or any person interested or recently interested in the shares of Virgin Mobile having any connection with or dependence upon the Offers.

(d)	Save as disclosed in this document, there has been no material change to the information set out in the Scheme Document.

(e)	As previously stated in the Scheme Document the terms of the Brand Licence are considered by Morgan Stanley, Virgin Mobile’s financial adviser, to represent an arm’s length commercially negotiated agreement and, therefore, are considered to be fair and reasonable. In forming this view, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

5.	Profit Estimate

The Directors confirm that the profit estimate for the year ended 31 March 2006 as set out in Part 8 (Virgin Mobile Profit Estimate) of the Scheme Document remains valid for the purpose of the Offers. Deloitte & Touche LLP and Morgan Stanley have confirmed in writing that their respective letters on the profit estimate set out in Part 9 (Reports on Profit Estimate) of the Scheme Document continue to apply.

6.	Other Information

(a)	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they appear.

(b)	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c)	Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

(d)	Morgan Stanley & Co. Limited continues to act exclusively for Virgin Mobile and no one else in connection with the matters described in the Scheme Document and this document and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the matters described in this document.

(e)	Goldman Sachs International continues to act exclusively for NTL Incorporated and NTL Investment Holdings Limited and no-one else in connection with the matters described in the Scheme Document and this document and will not be responsible to anyone other than NTL Incorporated and NTL Investment Holdings Limited for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters described in this document.

7.	Documents available for inspection

Copies of the documents referred to in paragraph 12 of Part 10 (Additional Information) of the Scheme Document) together with copies of the following documents are available for inspection at the offices of Allen & Overy LLP, One New Change, London, EC4M 9QQ during normal business hours on any Business Day prior to the Effective Date:

(a)	a copy of the agreement referred to in paragraph 1 above;

(b)	a copy of the waiver referred to in paragraph 4 above;

(c)	copies of the letters referred to in paragraph 5 above;

(d)	copies of the written consents referred to in paragraph 6(a), 6(b) and 6(c) above; and

(e)	this document.

Dated 15 May 2006

UNAUDITED INTERIM FINANCIAL INFORMATION ON NTL

Explanatory Statement

On March 3, 2006, NTL Holdings Inc. (“NTL Holdings”), formerly known as NTL Incorporated, merged with a subsidiary of NTL Incorporated (formerly known as Telewest Global, Inc, or “Telewest”). The merger has been accounted for as a reverse acquisition in which NTL Holdings is treated as the accounting acquirer, primarily because NTL Holdings shareholders owned approximately 75% of the common stock upon completion of the merger. Following the merger, Telewest changed its name to NTL Incorporated. As a result, the historical financial statements of NTL Holdings became the historical financial statements of NTL Incorporated as of the completion of the merger. Therefore, the results for the quarter ended March 31, 2005 reflect the operations and cash flows of NTL Holdings only and the balance sheet at December 31, 2005 reflects the financial position of NTL Holdings only. The results of operations and cash flows for Telewest, the acquired company for accounting purposes, are included in the consolidated financial statements from March 3, 2006, the date on which the merger was completed. Further information concerning these financial statements can be found in NTL’s Quarterly Report on Form 10-Q filed with the SEC on 10 May 2006.

NTL INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	March 31, 2006	December 31, 2005
	(Unaudited)	(See Note)
Assets
Current assets
Cash and cash equivalents	£518.3	£735.2
Restricted cash	7.5	3.4
Marketable securities	—	96.9
Accounts receivable—trade, less allowances for doubtful accounts of £39.7 (2006) and £41.7 (2005)	344.5	191.8
Inventory for re-sale	9.1	—
Prepaid expenses and other current assets	119.7	112.4
Total current assets	999.1	1,139.7
Fixed assets, net	6,227.0	3,294.9
Goodwill	1,350.5	—
Reorganization value in excess of amounts allocable to identifiable assets	193.0	193.0
Customer lists, net	1,017.2	247.6
Other intangible assets, net	71.2	2.4
Investments in and loans to affiliates, net	370.5	—
Programming inventory	37.4	—
Other assets, net of accumulated amortization of £10.5 (2006) and £32.2 (2005)	131.1	110.9
Total assets	£10,397.0	£4,988.5
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	£309.4	£176.9
Accrued expenses and other current liabilities	581.5	291.1
Interest payable	56.7	37.8
Deferred revenue	233.0	103.2
Current portion of long-term debt	53.5	0.8
Total current liabilities	1,234.1	609.8
Long-term debt, net of current portion	5,849.9	2,279.2
Deferred revenue and other long-term liabilities	169.1	134.3
Deferred income taxes	138.8	9.2
Minority interest	0.6	1.0
Total liabilities	7,392.5	3,033.5
Commitments and contingent liabilities
Shareholders’ equity
Common stock	1.6	1.2
Additional paid-in capital	3,744.2	2,671.0
Treasury stock	—	(114.0)
Accumulated other comprehensive income	27.3	45.5
Accumulated deficit	(768.6)	(648.7)
Total shareholders’ equity	3,004.5	1,955.0
Total liabilities and shareholders’ equity	£10,397.0	£4,988.5

Note: The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date.

NTL INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited) (in millions, except per share data)

	Three months ended March 31,
	2006	2005
Revenue	£611.4	£497.8
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(254.9)	(206.9)
Selling, general and administrative expenses	(158.1)	(119.8)
Other charges	(8.4)	(0.4)
Depreciation	(149.3)	(130.3)
Amortization	(36.8)	(27.4)

	(607.5)	(484.8)

Operating income	3.9	13.0
Other income (expense)
Interest income and other, net	8.6	6.5
Interest expense	(83.8)	(70.1)
Share of income from equity investments	1.4	—
Foreign currency transaction losses	(10.0)	(4.0)
Loss on extinguishment of debt	(32.4)	—
Losses on derivative instruments	(9.2)	—

Loss from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	(121.5)	(54.6)
Income tax expense	—	(11.3)
Minority interest income	0.4	—
Cumulative effect of change in accounting principle	1.2	—

Loss from continuing operations	(119.9)	(65.9)

Discontinued operations
Income from discontinued operations before income taxes	—	7.3
Gain on disposal of assets	—	514.6
Income tax expense	—	(0.2)

Income from discontinued operations	—	521.7

Net (loss) income	£(119.9)	£455.8

Basic and diluted (loss) from continuing operations per share	£(0.51)	£(0.30)

Basic and diluted income from discontinued operations per share	£—	£2.41

Basic and diluted net (loss) income per share	£(0.51)	£2.11

Average number of shares outstanding	236.5	216.5

See accompanying notes.

NTL INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions)

	Three months ended March 31,
	2006	2005
Net cash provided by operating activities	£207.3	£157.4
Investing activities
Purchase of fixed assets	(135.3)	(73.8)
Investments in and loans to affiliates	4.9	—
Acquisition of subsidiaries, net of cash acquired	(1,999.2)	—
Proceeds from the sale of fixed assets	0.7	—
Decrease (increase) in restricted cash	4.2	(2.0)
Proceeds from sale of broadcast operations, net	—	1,221.4
Net cash (used in) provided by investing activities	(2,124.7)	1,145.6
Financing activities
Proceeds from employee stock option exercises	27.2	0.4
Purchase of stock	—	(69.2)
New borrowings	5,000.0	—
Principal payments on long-term debt	(3,241.3)	(500.2)
Financing fees	(80.0)	—
Net cash provided by (used in) financing activities	1,705.9	(569.0)
Cash flow from discontinued operations
Net cash used by operating activities	—	(6.0)
Net cash used by investing activities	—	(3.0)
Net cash used in discontinued operations	—	(9.0)
Effect of exchange rate changes on cash and cash equivalents	(5.4)	(7.4)
(Decrease) increase in cash and cash equivalents	(216.9)	717.6
Cash and cash equivalents, beginning of period	735.2	125.2
Cash and cash equivalents, end of period	£518.3	£842.8

See accompanying notes.

NTL INCORPORATED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-K for NTL Holdings Inc. for the year ended December 31, 2005.

On March 3, 2006, NTL Holdings Inc. (“NTL Holdings”), formerly known as NTL Incorporated, merged with a subsidiary of NTL Incorporated (formerly known as Telewest Global, Inc, or “Telewest”). The merger has been accounted for as a reverse acquisition in which NTL Holdings is treated as the accounting acquirer, primarily because NTL Holdings shareholders owned approximately 75% of the common stock upon completion of the merger. Following the merger, Telewest changed its name to NTL Incorporated. As a result, the historical financial statements of NTL Holdings became the historical financial statements of NTL Incorporated as of the completion of the merger. Therefore, the results for the quarter ended March 31, 2005 reflect the operations and cash flows of NTL Holdings only and the balance sheet at December 31, 2005 reflects the financial position of NTL Holdings only. The results of operations and cash flows for Telewest, the acquired company for accounting purposes, are included in the consolidated financial statements from March 3, 2006, the date on which the merger was completed.

Certain prior period balances have been reclassified to conform to the current period presentation.

Note 2—Acquisitions and Disposals

Reverse Acquisition of Telewest

On March 3, 2006 NTL Holdings (formerly known as NTL Incorporated) merged with a subsidiary of NTL Incorporated (formerly known as Telewest) and the merger has been accounted for as a reverse acquisition of Telewest using the purchase method. This merger created the UK’s largest provider of residential broadband and the UK’s leading provider of triple play services. In connection with this transaction, Telewest changed its name to NTL Incorporated.

The total purchase price of approximately £3.5 billion includes cash of approximately £2.3 billion, common stock valued at £1.1 billion, stock options with a fair value of £33.3 million and estimated direct transaction costs of £25.1 million. The average market price per share of common stock utilized in determining the value of new common stock issued of £13.00 ($22.90) is based on an average of the closing prices of Telewest common stock for a range of trading days (September 29, September 30, October 3, October 4 and October 5, 2005) around the announcement date of the proposed merger (October 3, 2005). The cash payment of £2.3 billion was based on the redemption value of $16.25 (£9.30) per share of Telewest redeemable common stock issued in exchange for Telewest common stock in the transaction and 246.0 million shares of Telewest redeemable common stock so issued.

The outstanding options to purchase shares of NTL Holdings Inc. common stock were exchanged for options to purchase shares of NTL Incorporated new common stock with the same terms and conditions.

The outstanding options to purchase shares of Telewest common stock were converted into options to purchase shares of NTL Incorporated new common stock at an option price calculated in accordance with the formula in the merger agreement. In accordance with the terms of Telewest’s equity-based plans, a significant proportion of Telewest’s outstanding options that were granted prior to March 3, 2006 vested upon completion of the merger. All vested and unvested options of Telewest have been recorded at their fair value by using the Black-Scholes option pricing model.

Based on a preliminary independent valuation, which may change upon receipt of the final valuation, the total purchase price of approximately £3.5 billion has been allocated as follows (in millions) (unaudited):

Acquisition Date
Cash and cash equivalents, including restricted cash	£303.1
Accounts receivable	155.2
Prepaid expenses and other current assets	47.8
Fixed assets	2,966.5
Programming inventory	33.4
Investments in and loans to affiliates	374.9
Amortizable intangible assets:
Customer lists	804.8
Trade names	16.3
Licences	37.4
Intangible assets with indefinite lives:
Goodwill	1,350.5
Trade names	17.1
Accounts payable	(144.9)
Long term debt, including current portion	(1,873.6)
Other current liabilities	(460.9)
Other long-term liabilities	(39.3)
Deferred income taxes	(129.5)
Total purchase price	£3,458.8

The allocation of the purchase price to assets acquired and liabilities assumed is preliminary, pending finalization of valuations performed by third party experts, finalization of management’s integration plan pertaining to the acquired business and completion of a review of certain historical matters.

Amortizable intangible assets

Of the total purchase price, approximately £858.5 million has been allocated to amortizable intangible assets including customer lists, trade names and licenses. Customer lists represent existing contracts that relate primarily to underlying customer relationships pertaining to the services provided by Telewest. NTL expects to amortize the fair value of these assets on a straight-line basis over weighted average estimated useful lives of between 5 and 8 years.

Trade names represent the Telewest and Blueyonder brand names and the names of the Content segment’s TV channels. The fair value of these assets was determined utilizing a relief from royalty method. We expect to amortize the fair value of these assets on a straight-line basis over weighted average estimated useful lives of between 1 and 9 years.

Licences represent contracts to broadcast television content over a digital broadcasting system in the United Kingdom. The fair value of these contracts was determined utilizing the income approach. NTL expects to amortize the fair value of these assets on a straight-line basis over a weighted average estimated useful life of approximately 4 years.

Pro forma results

The pro forma results for the three month period ended March 31, 2006 include the results of Telewest from January 1, 2006 through March 3, 2006 (the acquisition date). The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of NTL that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of NTL.

The following pro forma financial information presents the combined results of operations of NTL and Telewest as if the acquisition had occurred as of the beginning of the periods presented (in millions, except per share data) (unaudited):

	Three months ended March 31
	2006	2005
Revenue	£888.8	£833.2
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(369.0)	(327.5)
Selling, general and administrative expenses	(242.8)	(205.0)
Other charges	(8.9)	(0.4)
Depreciation	(210.4)	(220.0)
Amortization	(58.6)	(60.0)
	(889.7)	(812.9)
Operating (loss) income	(0.9)	20.3
Loss from continuing operations before income taxes and cumulative effect of change in accounting principle	(149.8)	(146.2)
Loss from continuing operations	(147.4)	(157.5)
Discontinued operations:
Income from discontinued operations	—	521.7
Net (loss) income	£(147.4)	£364.2
(Loss) income from continuing operations before income taxes and cumulative effect of change in accounting principle per share	£(0.53)	£(0.51)
Net (loss) income per share	£(0.52)	£1.28

The pro forma financial information above includes the following material, non-recurring charges: write-offs of historical deferred finance charges of £32.4 million in the three months ended March 31, 2006 and £57.8 million in the three months ended March 31, 2005; acquisition-related charges of £16.3 million in the three months ended March 31, 2006; other charges including restructuring charges, of £8.9 million in the three months ended March 31, 2006 and £0.4 million in the three months ended March 31, 2005.

Proposed Acquisition of Virgin Mobile

On April 4, 2006, we announced that we had reached agreement with the independent board of directors of Virgin Mobile (UK) Holdings plc (“Virgin Mobile”) on the terms of a cash offer, with a share alternative offer and a share and cash alternative offer, to be made by the Company and one of its wholly-owned subsidiaries to acquire 100% of the shares of Virgin Mobile (the “Offer”). Virgin Mobile is the largest mobile virtual network operator in the United Kingdom, with 4.3 million customers.

Virgin Mobile shareholders may elect to receive, for each share of Virgin Mobile, (a) £3.72 in cash, (b) 0.23245 shares of our common stock, or (c) 0.18596 shares of our common stock plus £0.67 in cash. Virgin Group Investments Limited and Virgin Entertainment Investment Holdings Ltd. have irrevocably agreed to elect alternative (c) above in respect of Virgin Group’s aggregate beneficial interest in approximately 71.2% of Virgin Mobile’s shares. Other shareholders holding an additional 0.82% of the Company have also irrevocably agreed to accept the Offer.

We and Virgin Mobile intend to implement the Offer through a U.K. Scheme of Arrangement. A document outlining the terms of the Offer and the Scheme of Arrangement in greater detail was posted to Virgin Mobile shareholders on or around April 28, 2006. Virgin Mobile shareholders will be asked at a meeting of shareholders to approve the Scheme of Arrangement. The court will then be asked to confirm the fairness of the Scheme. The transaction does not require approval by our shareholders.

We will finance the cash portion of the Offer (approximately £414 million, assuming that all of the shareholders other than those affiliated with the Virgin Group take cash), the refinancing of Virgin Mobile’s outstanding indebtedness (approximately £193 million as at September 30, 2005) and transactional expenses through £475 million of additional bank borrowings committed under its existing facility and cash on hand.

We have also entered into a trade mark license agreement with Virgin Enterprises Limited under which we will be entitled to use certain Virgin trade marks within the United Kingdom and Ireland. The agreement is an exclusive license covering a number of aspects of our consumer business, including the provision of communications services (such as internet, television, fixed line telephony, and upon the acquisition of Virgin

Mobile, mobile telephony), the acquisition and branding of sports, movie and other premium television content, and the branding and sale of certain communications equipment related to our consumer businesses, such as set top boxes and cable modems. The agreement provides for a royalty of 0.25% per annum of our revenue from the relevant businesses, subject to a minimum annual royalty of £8.5 million (the royalty would have been approximately £9 million based on combined historical NTL and Telewest 2005 revenues including revenue from Virgin Mobile and our subsidiary Virgin.Net). The agreement replaces the existing license agreement under which our subsidiary Virgin.net is entitled to use the Virgin brand in relation to its internet business and, on the acquisition of Virgin Mobile, will replace the existing Virgin Mobile license agreement. The agreement has a term of 30 years, although we can terminate it after 10 years on one year’s notice, and it is subject to earlier termination by us in certain other circumstances, including (subject to specified payments) a change of control. The agreement also entitles us to use a corporate name that includes the Virgin name. Under the U.K. Takeover Code, the license agreement is subject to approval by a majority of the shareholders of Virgin Mobile other than those associated with affiliates of the Virgin Group.

Disposal of Broadcast and Ireland operations

On December 1, 2004, we reached an agreement for the sale of our broadcast operations. The sale completed on January 31, 2005. The broadcast operations are accounted for as a discontinued operation and therefore, Broadcast’s results of operations have been removed from our results of continuing operations for the three months ended March 31, 2005. The results of operations of Broadcast have been excluded from the components of “Loss from continuing operations” and shown under the caption “Income from discontinued operations before income taxes” in the Statements of Operations. Upon the sale, we recorded a gain on disposal of £514.6 million.

On May 9, 2005, we sold our operations in the Republic of Ireland, comprising all of the ordinary shares of ntl Communications (Ireland) Limited and ntl Irish Networks Limited and certain additional assets, to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley & Co. International Limited, for an aggregate purchase price of €333.4 million, or £225.5 million. The Ireland operations are accounted for as a discontinued operation and therefore, Ireland’s results of operations have been removed from our results of continuing operations for the three months ended March 31, 2005. The results of operations of Ireland have been excluded from the components of “Loss from continuing operations” and shown under the caption “Income from discontinued operations before income taxes” in the Statements of Operations.

As a result of the sale of our broadcast and Ireland operations, we have accounted for the broadcast and Ireland operations as discontinued operations in 2005. The results of operations for the broadcast and Ireland operations have been excluded from the components of loss from continuing operations and shown in a separate caption, titled income from discontinued operations, and the assets and liabilities of the broadcast and Ireland operations are reported as assets held for sale and liabilities of discontinued operations, respectively. Revenue from the broadcast operations reported in discontinued operations for the three months ended March 31, 2005 was £21.4 million. Pre-tax income from broadcast operations, reported as pre-tax income from discontinued operations, for the three months ended March 31, 2005, was £4.1 million. Revenue from the Ireland operations reported in discontinued operations for the three months ended March 31, 2005 was £19.2 million. Pre-tax income from Ireland operations, reported as pre-tax income from discontinued operations, for the three months ended March 31, 2005 was £3.2 million.

Note 3—Goodwill and Intangible Assets

Goodwill and intangible assets consist of (in millions):

	Estimated Useful Life	March 31, 2006	December 31, 2005
		(Unaudited)
Goodwill and intangible assets not subject to amortization:
Goodwill		£1,350.5	£—
Reorganization value in excess of amounts allocable to identifiable assets		193.0	193.0
Trade names		17.1	—
		£210.1	£193.0
Intangible assets subject to amortization:
Costs
Trade names and licenses	1-9 years	£56.0	£3.2
Customer lists	5-8 years	1,365.9	560.6
		1,421.9	563.8
Accumulated amortization
Trade names and licenses		1.9	0.8
Customer lists		348.7	313.0
		350.6	313.8
		£1,071.3	£250.0

Estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2005 is as follows: £214.5 million in 2006, £234.0 million in 2007, £162.8 million in 2008, £131.6 million in 2009 and £124.3 in 2010.

Note 4—Long-Term Debt

Long-term debt consists of (in millions):

	March 31, 2006	December 31, 2005
	(Unaudited)
8.75% US Dollar Senior Notes due 2014	£244.4	£247.3
9.75% Sterling Senior Notes due 2014	375.0	375.0
8.75% Euro Senior Notes due 2014	157.0	155.0
Senior credit facility	3,200.0	1,463.0
Senior bridge facility	1,809.0	—
Capital leases	111.7	38.2
Other	6.3	1.5
	5,903.4	2,280.0
Less: current portion	(53.5)	(0.8)
	£5,849.9	£2,279.2

The effective interest rates on the variable interest rate debt were as follows:

	March 31, 2006	December 31, 2005
Senior credit facility	6.2%	6.9%
Senior bridge facility	10.8%	—

On March 3, 2006 we prepaid £1,358.1 million in respect of NTL Holding’s senior credit facility, £1,686.9 million in respect of Telewest’s existing senior credit facilities and £102.0 million in respect of Flextech’s senior credit facility. All of these facilities were repaid in full utilizing borrowings under our new senior credit facilities.

Our new senior credit facilities provide for a senior secured credit facility in an aggregate principal amount of £3,775 million, comprising a £3.2 billion 5-year amortizing Tranche A term loan facility, a £175 million 5-year amortizing Tranche A-1 term loan facility, a £300 million 6 1/2 year bullet Tranche B-1 term loan facility, and a £100 million 5-year multicurrency revolving credit facility. Tranche A has been drawn in full whereas Tranches A-1 and B-1 remain undrawn as these tranches can only be issued for purposes of financing the purchase price for our potential acquisition of Virgin Mobile. We must satisfy certain conditions precedent typical for a transaction of this type in order to draw on these two tranches. We announced an offer on April 4, 2006 to acquire all outstanding shares of Virgin Mobile through a U.K. scheme of arrangement but no assurances can be made that such offer will be successful or that we will use these facilities to fund such offer.

Our bridge facilities comprise a 1-year (automatically extendable to a 10-year) senior subordinated bridge facility in an aggregate principal amount of £1.8 billion made available to one of our subsidiaries, Neptune Bridge Borrower LLC. This facility has been drawn in full in the U.S. dollar equivalent of $3,146.4 million and the proceeds were used in connection with the reverse acquisition of Telewest.

The U.S. dollar-denominated 8.75% senior notes due 2014, the sterling-denominated 9.75% senior notes due 2014, and the euro-denominated 8.75% senior notes due 2014 were issued by NTL Cable PLC on April 13, 2004.

Note 5—Employee Benefit Plans

The components of net periodic pension cost in the three months ended March 31, 2006 and 2005 were as follows (in millions) (unaudited):

	Three months ended March 31,
	2006	2005
Service costs	£0.7	£1.0
Interest costs	3.9	3.6
Expected return on plan assets	(4.2)	(3.4)
Settlements and curtailments	0.3	(0.1)
Net periodic benefit costs	£0.7	£1.1

Employer Contributions

We previously disclosed in our financial statements for the year ended December 31, 2005, that we expected to contribute £2.2 million to our pension plans in 2006. For the three months ended March 31, 2006 we contributed £0.5 million to our pension plans. We anticipate contributing an additional £1.7 million to fund our pension plans in 2006 for a total of £2.2 million.

Note 6—Other Charges Including Restructuring Charges

Other charges of £8.4 million for the three months ended March 31, 2006, relate to our historical restructuring programs and restructuring programs initiated in respect of the reverse acquisition of Telewest. As part of our integration with Telewest we are performing an internal review and have begun programs to drive efficiencies throughout the combined organization. Liabilities with respect to Telewest property lease exit costs and Telewest involuntary employee termination costs were recognized on the balance sheet of the acquired entity in accordance with EITF 95-3 “Recognition of Liabilities in Connection with Purchase Combinations”. Liabilities with respect to NTL property exit costs and involutary employee termination costs under the restructuring program are recorded in the period the liability is incurred or the plan is communicated to employees. As of March 31, 2006, we have incurred £12.8 million, and we expect to incur a total of approximately £133 million, of costs to fully execute this program.

The following tables summarize our historical restructuring provisions and the restructuring provisions resulting from the reverse acquisition of Telewest at March 31, 2006 (in millions) (unaudited):

Historical Restructuring Provisions	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, December 31, 2005	£—	£45.3	£45.3
Charged to expense	—	1.1	1.1
Utilized	—	(1.0)	(1.0)
Balance, March 31, 2006	£—	£45.4	£45.4

Acquisition Restructuring Provisions	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, December 31, 2005	£—	£—	£—
Provisions resulting from business acquisition recognized under EITF 95-3	34.8	33.2	68.0
Charged to expense	3.4	3.9	7.3
Utilized	(12.8)	—	(12.8)
Balance, March 31, 2006	£25.4	£37.1	£62.5

Note 7—Stockholders’ Equity and Share Based Compensation

In connection with the reverse acquisition, each share of NTL Holdings Inc (formerly known as NTL Incorporated) common stock issued and outstanding immediately prior to the effective time of the acquisition was converted into the right to receive 2.5 shares of NTL Incorporated new common stock. On March 3, 2006, we issued 212,931,048 of common stock for this purpose. For accounting purposes, the acquisition of NTL Holdings Inc. has been treated as a reverse acquisition. Accordingly, the 212,931,048 shares issued to acquire NTL Holdings, Inc. have been treated as outstanding from January 1, 2004 (as adjusted for historical issuances and repurchases during the period from January 1, 2004 to March 3, 2006). In addition, on March 3, 2006, each share of Telewest Global Inc’s common stock issued and outstanding immediately prior to the acquisition was converted into 0.2875 shares of NTL Incorporated new common stock, (and redeemable stock that was redeemed). These 70,728,375 shares of NTL Incorporated new common stock have been treated as issued on the acquisition date.

In accordance with the preceding paragraph, the outstanding shares as of December 31, 2005 and weighted average shares outstanding for the three months ended March 31, 2005 were restated as follows (in millions):

Outstanding shares:

Number of shares
December 31, 2005 outstanding shares as previously reported by NTL Holdings, (formerly known as NTL Incorporated)	85.2
Multiplied by share exchange ratio in reverse acquisition	2.5
Shares at December 31, 2005 (after giving effect to reverse acquisition)	212.9
Effect of the reverse acquisition—conversion of NTL Incorporated (formerly known as Telewest Global Inc) shares	70.7
Issuances and purchases during the period	4.5
March 31, 2006 outstanding shares	288.1

For three months ended March 31, 2005;

Weighted average shares outstanding as previously reported	86.6
Share exchange ratio in reverse acquisition	2.5
Weighted average shares outstanding, as restated	216.5

As at March 31, 2006, we had authorized shares totaling one billion and issued and outstanding shares totaling 288.1 million.

Basic and diluted earnings per share is computed by respectively dividing the loss from continuing operations, income from discontinued operations and the net (loss) income by the weighted average number of shares outstanding during the three months ended March 31, 2006 and 2005. Outstanding warrants, options to purchase 38.5 million shares and 0.8 million shares of restricted stock at March 31, 2006 are excluded from the calculation of diluted earnings per share, since the inclusion of such warrants, options and shares is anti-dilutive. The average number of shares outstanding for the three months ended March 31, 2006 is computed as follows (in millions):

Number of Shares
Number of shares outstanding at start of period	212.9
Issues of common stock	23.6
Repurchase of stock	—
Average shares outstanding	236.5

The following table summarizes the activity of NTL Incorporated option plans for the 2006 interim period. All values are adjusted for the 2.5 conversion of shares on the reverse acquisition of Telewest.

	Options to purchase common stock	Weighted average exercise price
Outstanding at the beginning of the period	7,756,241	$14.89
Granted:
As part of the purchase transaction	5,193,645	$14.17
Other	4,234,394	$19.11
Exercised	(3,866,528)	$12.78
Forfeited, expired or cancelled	(635,267)	$19.10
Outstanding at the end of the period	12,682,485	$16.44
Exercisable at the end of the period	4,141,340	$14.04

As disclosed in the 2005 Annual Report on Form 10-K for NTL Holdings, we adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment effective January 1, 2006. As a result, we have recorded a cumulative effect of a change in accounting principle of £1.2 million to reduce compensation expense recognized in previous periods.

Total share based compensation expense included in sales, general and administrative expenses in the statement of operations was £6.3 million and £3.0 million for the quarters ended March 31, 2006 and 2005, respectively.

The following table summarizes the activity of NTL Incorporated restricted stock plans for the 2006 interim period. All values are adjusted for the share exchange ratio of 2.5 on the reverse acquisition of Telewest.

Common stock
Outstanding at the beginning of the period	75,330
Granted	762,500
Awards vested and shares issued	(10,415)
Forfeited, expired or cancelled	—
Outstanding at the end of the period	827,415

Note 8—Comprehensive (Loss) Income

Comprehensive (loss) income comprises (in millions) (unaudited):

	Three months ended March 31,
	2006	2005
Net (loss) income for period	£(119.9)	£455.8
Currency translation adjustment	(17.0)	(4.7)
Net unrealized (losses) gains on derivatives	(1.2)	7.6
Comprehensive (loss) income	£(138.1)	£458.7

The components of accumulated other comprehensive income, net of taxes, were as follows (in millions) (unaudited);

	March 31, 2006	December 31, 2005
Foreign currency translation	£47.5	£64.5
Pension liability adjustments	(18.2)	(18.2)
Net unrealized losses on derivatives	(2.0)	(0.8)
	£27.3	£45.5

Note 9—Income taxes

At each period end, it is necessary for us to make certain estimates and assumptions to compute the provision for income taxes including, but not limited to the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in the United Kingdom and the extent to which this income (or loss) may also be taxed in the United States, permanent and temporary differences, the likelihood of deferred tax assets being recovered and the outcome of contingent tax risks. At each interim period, management uses the best information available to develop these estimates and assumptions, which are used to compute the forecast effective tax rate for the full year which is applied in computing the income tax expense or benefit for the interim period. In accordance with generally accepted accounting principles, the impact of revisions to these estimates are recorded as income tax expense or benefit in the period in which they become known. Accordingly, the accounting estimates used to compute the provision for income taxes have and will change as new events occur, as more experience is acquired, as additional information is obtained and our tax environment changes. To the extent that the estimate changes during a subsequent quarter the effect of the change on prior quarters as well as on the current quarter is included in income tax expense for the current quarter.

Note 10—Commitments and Contingent Liabilities

At March 31, 2006, we were committed to pay approximately £326.2 million for equipment and services and for investments in and loans to affiliates. This amount includes approximately £11.1 million for operations and maintenance contracts and other commitments from April 1, 2007 to 2013. The aggregate amount of the fixed and determinable portion of these obligations for the succeeding five fiscal years is as follows (in millions) (unaudited):

Year ended March 31
2007	£315.1
2008	8.5
2009	2.6
2010	—
2011	—
Thereafter	—
£326.2

We are involved in certain disputes and litigation arising in the ordinary course of our business. None of these matters are expected to have a material adverse effect on our financial position, results of operations or cash flows.

Our banks have provided guarantees in the form of performance bonds on our behalf as part of our contractual obligations. The fair value of the guarantees has been calculated by reference to the monetary value for each performance bond. The amount of commitment expires over the following periods (in millions) (unaudited):

Year ended March 31
2007	£15.4
2008	1.5
2009	—
2010	—
2011	—
Thereafter	8.5
£25.4

Note 11—Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces Accounting Principles Board (“APB”) Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for, and reporting of, a change in accounting principle. This statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 31, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 is issued. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.

Note 12—Segment Information

Our reportable segments are based on our method of internal reporting. Our primary business segment is our Cable segment, which consists of our television, broadband and telephony business. We also operate a Content segment through our wholly owned subsidiaries Flextech Limited (“Flextech”) and sit-up Limited (“sit-up”), which supply TV programming to the UK pay-television broadcasting market including our televised shopping unit sit-up TV, which markets and retails a wide variety of consumer products using an auction-based format. Our segments operate entirely in the United Kingdom and no one customer represents more than 5% of our overall revenue.

Segment operating income before depreciation, amortization and other charges, which we refer to as Segment OCF is management’s measured segment profit as permitted under SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”. Our management, including our chief executive officer who is our chief operating decision maker, considers Segment OCF as an important indicator of the operational strength and performance of our segments. Segment OCF excludes the impact of costs and expenses that do not directly affect our cash flows. Other charges, including restructuring charges, are also excluded from Segment OCF as management believes they are not characteristic of our underlying business operations.

Segment information for the three month periods ended March 31, 2006 is as follows (in millions) (unaudited):

	Three months ended March 31, 2006
	Cable	Content	Elims.	Total
Revenue	£584.2	£27.2	£—	£611.4
Inter segment revenue	0.3	1.8	(2.1)	—
Operating costs	(237.6)	(19.1)	1.8	(254.9)
Selling, general and administrative expenses	(151.5)	(6.9)	0.3	(158.1)
Segment OCF	195.4	3.0	—	198.4
Depreciation, amortization and other charges	(193.0)	(1.5)	—	(194.5)
Operating income	£2.4	£1.5	£—	£3.9
Identifiable assets	£9,612.1	£784.9	£—	£10,397.0

In 2005, NTL Incorporated did not have any operations in the Content segment and all of its operations related to the Cable segment.

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